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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                  Danskin, Inc.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   2363651020
                         ------------------------------
                                 (CUSIP Number)


                                            With a copy to:
Mr. Andrew Astrachan                        Robert M. Friedman, Esq.
c/o Onyx Partners, Inc.                     Swidler Berlin Shereff Friedman, LLP
9595 Wilshire Blvd., Suite 700              405 Lexington Avenue
Beverly Hills, CA 90212                     New York, New York 10174
(310) 724-5599                              (212) 973-0111
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 10, 2000
                     ---------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: One copy and an EDGAR version of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D
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CUSIP No.  2363651020                                    Page 2 of 6 Pages
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Danskin Investors, LLC
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |_|
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3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      |_|

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
 NUMBER OF      7       SOLE VOTING POWER
  SHARES                     -0-
BENEFICIALLY    ----------------------------------------------------------------
 OWNED BY       8       SHARED VOTING POWER
   EACH                      -0-
 REPORTING      ----------------------------------------------------------------
  PERSON        9       SOLE DISPOSITIVE POWER
   WITH                      -0-
                ----------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER
                             -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                             -0-
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     |_|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             0.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                             OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No.  2363651020                                    Page 3 of 6 Pages
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Andrew J. Astrachan
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      |_|

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
 NUMBER OF      7       SOLE VOTING POWER
  SHARES                     5,989,458
BENEFICIALLY    ----------------------------------------------------------------
 OWNED BY       8       SHARED VOTING POWER
   EACH                      -0-
 REPORTING      ----------------------------------------------------------------
  PERSON        9       SOLE DISPOSITIVE POWER
   WITH                      5,989,458
                ----------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER
                             -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                             5,989,458
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     |_|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             7.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                             IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                  SCHEDULE 13D

         This Amendment No. 2 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D relating to the event date of September 22, 1997, as amended and supplemented by Amendment No. 1 to the Statement on Schedule 13D relating to the event date of October 8, 1997 (the "Schedule 13D"), filed by Danskin Investors, LLC ("Investors"), Andrew J. Astrachan and David A. Sachs (the "Reporting Persons") relating to the common stock (the "Common Stock") of Danskin, Inc. (the "Issuer"). The address of the Issuer is 530 Seventh Avenue, New York, New York 10018. Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the
Schedule 13D.

Item 2.  Identity and Background

         Sections (a), (b), (c) and (f) of Item 2 are amended and restated in their entirety to read as follows:

         (a), (b), (c) and (f). This Schedule 13D is being filed jointly by Danskin Investors, LLC, a Delaware limited liability company ("Investors"), and Andrew J. Astrachan ("Astrachan"). Investors and Astrachan are hereinafter sometimes referred to as the "Reporting Persons." Investors was a private investment fund prior to its dissolution on August 10, 2000. The business address of Investors is c/o Onyx Partners, Inc., 9595 Wilshire Blvd., Suite 700, Beverly Hills, CA 90212. The sole manager of Investors is Onyx Partners, Inc. ("Onyx"), a Delaware corporation engaged in private investments. The sole Class A Member of Investors is Onyx Danskin Partners, L.P. ("Onyx Danskin"), a Delaware limited partnership whose general partner is Onyx and whose limited partners include Astrachan. Astrachan, a United States citizen with a business address c/o Onyx, is the President, a stockholder and a director of Onyx.

Item 4.  Purpose of the Transaction

         Item 4 is amended and restated in its entirety to read as follows:

         In July 2000, Investors distributed in kind all of the securities of the Issuer held by it to the members of Investors, including Onyx Danskin, in accordance with the Amended and Restated Limited Liability Company Operating Agreement of Investors (the "Operating Agreement"). On August 10, 2000, a Certificate of Cancellation with respect to Investors was filed with the Secretary of State of the State of Delaware, thereby dissolving Investors in accordance with the Operating Agreement. Investors and Onyx Danskin no longer beneficially own any shares of Common Stock.

Item 5.  Interest in Securities of the Issuer

         Item 5 is amended and restated in its entirety to read as follows:

         (a) and (b) As stated in Item 4 above, Investors no longer beneficially owns any shares of Common Stock. The number of shares of Common Stock beneficially owned by Astrachan includes: (i) 4,071,900 shares of Common Stock owned by Astrachan, (ii) 736,398 shares of

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Common Stock issuable upon exercise of a warrant, originally issued to Investors in September 1997, to purchase shares of Common Stock at a per share exercise price of $.30, (iii) 436,000 shares of Common Stock issuable upon exercise of a warrant issued to certain bridge investors of the Issuer in connection with an overadvance by the Issuer's lender, (iv) 645,160 shares of Common Stock issuable upon conversion of the 40 shares of Series E Senior Step-up Convertible
Preferred Stock owned by Astrachan and (v) 100,000 shares of Common Stock issuable upon exercise of non- employee director stock options.

         The number of shares beneficially owned by the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 73,985,454 outstanding shares of Common Stock of the Issuer as of June 30, 2000, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on August 15, 2000.

         (c) In July 2000, Investors distributed in kind all of the securities of the Issuer held by it to the members of Investors, including Onyx Danskin, in accordance with the Operating Agreement. Onyx Danskin, in turn, distributed certain of such securities to Astrachan, a limited partner of Onyx Danskin.

         (d) Not applicable.

         (e) Investors ceased to be the beneficial owner of more than five percent of the Common Stock on August 10, 2000.

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Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2000

                                          Onyx Partners, Inc., former manager of
                                          Danskin Investors, LLC

                                          By:   /s/ Andrew J. Astrachan
                                                --------------------------------
                                                Name: Andrew J. Astrachan
                                                Title: President

                                                /s/ Andrew J. Astrachan
                                                --------------------------------
                                                Andrew J. Astrachan